CanAlaska Ventures Ltd.

FOR IMMEDIATE RELEASE

NEWS RELEASE

NON-BROKERED PRIVATE PLACEMENT

Vancouver, BC – October 4, 2006.  CanAlaska Ventures Ltd. (the “Company”) announces a non-brokered flow-through private placement of up to 7,222,222 units for gross proceeds of up to $3,250,000.

Each unit will consist of one flow-through common share in the capital of the Company at a purchase price of $0.45 and one-half of one non flow-through, non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company for a period of twelve months from the date of closing at a price of $0.56 per warrant share.

A finder’s fee may be paid.

The foregoing is subject to regulatory approval.

The proceeds from the private placement will be used for exploration of the Company’s uranium properties in the Athabasca Basin.

About CanAlaska Ventures Ltd.  –  www.canalaska.com

CanAlaska Ventures (CVV – TSX.V, CVVLF – OTCBB, DH7 – Frankfurt) holds eighteen, 100%-owned, uranium projects in Canada's Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, now comprising over 2,313,000 acres (9,360 square km).  In 2005, CanAlaska expended over Cdn$5 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets.  Initial drilling from the West McArthur project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition.  An aggressive minimum $6.5 million exploration program is underway for 2006.

On behalf of the Board of Directors

Peter Dasler, P. Geo.,  President & CEO

CanAlaska Ventures Ltd.

Contact for CanAlaska Ventures Ltd.:

Emil Fung, Corporate Development

Tel: +1.604.685.1870

Toll Free (N. America): 1-800-667-1870

info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release